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                                   EXHIBIT 20

                     Press Release dated February 14, 1997
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FOR IMMEDIATE RELEASE                  Contact: Jerry Baum, President and COO
                                                                    P or
                                                          David L. Crabb, CFO
                                                                     at
February 14, 1997                                              (605) 341-7738


         (Rapid City, SD) Concorde Gaming Corporation (OTC:CGAM) today announced the closing of the Settlement Agreement between its wholly-owned subsidiary, Bruce H. Lien Company ("BHL") and The Affiliated Tribes (the "Tribe"). The Settlement Agreement provides that in consideration for the termination of the Management Agreement for the 4 Bears Casino & Lodge the Tribe will pay the Company $8.65 million and the parties will dismiss, with prejudice, all litigation between the Tribe and BHL. The proceeds from the Settlement Agreement will be used to pay off substantially all of the Company's debt, for working capital purposes and to fund future projects. The Company will retain approximately $900,000 of debt related to its video lottery operations.

         The closing of the Settlement Agreement concludes the Company's involvement in the 4 Bears Casino & Lodge project effective February 13, 1997. The Company developed the initial $9.7 million project in 1993. During the past 43 months the Company's cash flow derived from the management of the 4 Bears Casino & Lodge was approximately $22.5 million.

         The Company today reported a net loss of $140,214 for the first quarter ended December 31, 1996 compared with net income of $145,565 in the same period a year ago. First quarter revenue was $2,186,888 compare to $3,000,698 over the same period of 1995, a decrease of 27.1%.

         Jerry Baum, President and Chief Operating Officer, said, "The closing will eliminate the legal uncertainty that has plagued the Company since we initiated arbitration proceedings against the Tribe almost two years ago. More importantly, the Company now has approximately $4.5 million available to pursue other gaming opportunities, including the proposed riverboat casino located near Lexington, Missouri."

         Mr. Baum further stated "First quarter results reflect the impact of extremely harsh winter weather which affected operations at the 4 Bears Casino & Lodge and a decrease in revenues from video lottery due to a decrease in the average revenue per machine."

         Concorde Gaming Corporation is a gaming development and management company with interests in video lottery in South Dakota and Louisiana.